[letterhead of Bonanza Gold Inc.]

February 24, 2006

Raquel Howard, Staff Accountant
Securities & Exchange Commission
Washington, DC 20549

Mail Room 3561

Re:    Bonanza Gold, Inc.
Item 4.01 Form 8-K
Filed February 10, 2006
File No. 000-50603

Dear Ms. Howard:

In connections with our responses to your comments issued February 16, 2006 on our Form 8K filed on February 10, 2006, Bonanza Gold Inc. (the “Company) hereby acknowledge that:

•	The Company is responsible for the adequacy and accuracy of the disclosures in the filing;

•	Staff comments or changes to disclosures in response to staff comments do not foreclose the Commission from taking any action with respect to the filing, and;

•	The Company may not assert staff comments as a defense to any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Respectfully,
Bonanza Gold Inc.

/s/ Troy A. Lyndon

By: Troy A. Lyndon
Its: Chief Executive Officer